KPMG LLP

Chartered Accountants

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COMMENTS BY AUDITORS FOR US READERS ON CANADA – US REPORTING DIFFERENCES

To the Board of Directors of Enterra Energy Corp., as administrator of Enterra Energy Trust

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of Enterra Energy Trust’s financial statements, such as the change described in note 4 to the consolidated financial statements as at December 31, 2007 and 2006 and for the years then ended. Our report to the unitholders dated March 31, 2008 is expressed in accordance with Canadian reporting standards, which do not require a reference to such a change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the entity's ability to continue as a going concern, such as those described in note 2 to the consolidated financial statements. Our report to the unitholders dated March 31, 3008 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

Signed “KPMG LLP”

Chartered Accountants

Calgary, Canada

March 31, 2008

KPMG LLP, a Canadian owned limited liability partnership, is the Canadian member firm of KPMG International, a Swiss association